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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.            )
                                            -----------


                                 CHESTER BANCORP
                                (Name of Issuer)

                              Chester Bancorp, Inc.
                      (Name of Person(s) filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                    164903106

                      (CUSIP Number of Class of Securities)

                                Michael W. Welge
                Chairman, President, and Chief Financial Officer

                              Chester Bancorp, Inc.

                                112 State Street

                             Chester, Illinois 62233

                                 (618) 826-5038
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and

                Communications on Behalf of the Filing Person(s))

                                    Copy to:
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                       One Metropolitan Square, Suite 3600
                            St. Louis, Missouri 63102
                                  (314)259-2000
                               Fax: (314)259-2020



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This statement is filed in connection with:

         a) |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b) |_| The filing of a registration Statement under the Securities Act of 1933.

         c) [X] A tender offer.

         d) |_| None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |_|


                            CALCULATION OF FILING FEE
      Transaction Valuation*                               Amount of Filing Fee
      $ 2,200,000                                                 $ 178

*Calculated solely for the purpose of determining the filing fee, based upon the tender offer price of $22.00 per share for the eligible common stock as of April, 2003 multiplied by our estimate of the maximum number of shares to be purchased (100,000).

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.

Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.


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ITEM 1.    SUMMARY OF TERMS.

         The information set forth under "Summary of Terms" in the Offer to Purchase dated April 11, 2003 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         a) The name of the issuer is Chester Bancorp, Inc. (the "Company"). Its principal executive office is located at 1112 State Street, Chester, Illinois 62233 and its business telephone number is (618) 826-5038.

         b) The title and number of share outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $0.01 par value per share, of the Company, 893,322 of which were outstanding as of April 1, 2003.

         c) The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY -- Market Price and Dividend Information" in the offer to Purchase and is incorporated herein by reference.

         d) The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY -- Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.

         e) During the past three years, the Company has not made any underwritten public offering of its common stock.

         f) The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY -- Recent Stock Repurchases" in the Offer to Purchase and is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

          a) The filing person to which this Schedule 13E-3 relates is the subject company, Chester Bancorp, Inc. The name, business address and business telephone number of the company is set forth in Item 2(a) above. The names and business addresses of each executive officer, director and controlling shareholder of the filing person are set forth under "INFORMATION ABOUT THE COMPANY -- Beneficial Ownership of our Common Stock" in the Offer to Purchase and are incorporated herein by reference.

          b)       Not applicable.

          c) The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY -- Management Information" in the Offer to Purchase and is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.



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         a)       The information required by this item is set forth under
                  "SUMMARY OF TERMS," "SPECIAL FACTORS" and "THE TENDER OFFER" in the Offer to Purchase and are incorporated herein by reference.

         b) The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

         c) Shareholders owning 500 or fewer shares are entitled to tender all of their shares in the tender offer. Shareholders owning more than 500 shares are only entitled to tender up to 500 shares. In addition, shares held in employee benefit plans are not eligible to participate, even if meeting the maximum number of shares requirement.

         d) Shareholders are not entitled to dissenters' rights of appraisal under Delaware law as a result of the tender offer.

         e) The information required by this item is set forth in the Offer to Purchase under "WHERE YOU CAN FIND MORE INFORMATION" and is incorporated herein by reference.

         f)       Not applicable.


ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Shares") is incorporated herein by reference.

         a) The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY -- Related Party Transactions" and is incorporated herein by reference.
         b) The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY -- Recent Stock Repurchases" and is incorporated herein by reference.
         c) The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY -- Recent Stock Repurchases" and is incorporated herein by reference.
         d) Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, there have been no agreements between the Company, any of its executive officers or directors and any other person with respect to any securities of the Company.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         a) The Company intends that any shares purchased in the tender offer will be retired.



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         b)       The Company does not have any plans or proposals and is not involved in any negotiations that related to or would result in any of the events described in items (1) -- (5) and (8) of
                  Item 1006(c) of Regulation M-A. However, the Company may consider the consummation of a second-step transaction in the form of a reverse stock split or some other form of corporate transaction if shareholder participation in the tender offer does not result in the Company being able to deregister its common stock pursuant to Rule 12(g)(4). The information required by items (6) and (7) of Item 1006(c) of Regulation M-A is set forth in "SUMMARY OF TERMS" and "SPECIAL FACTORS" in the Offer to Purchase and is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         The Information required by this item is set forth under "SUMMARY OF TERMS" and "SPECIAL FACTORS" in the Offer to Purchase and is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         The information required by this item is set forth under "SPECIAL FACTORS -- Fairness Determination by Our Board" in the Offer to Purchase and is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         The Company did not receive any report, opinion or appraisal from an outside party related to this Rule 13e-3 transaction.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information required by this item is set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase and is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         a) - (b) The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY -- Beneficial Ownership of Our Common Stock" in the Offer to Purchase and is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         d) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender shares held by them in the tender offer.

         e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer, except for Michael W. Welge, the Chairman, President and Chief Financial Officer and a Director of the Company who has made a recommendation to shareholders owning 100 shares or less that such shareholders tender their shares. This recommendation is set forth in the Letter to Shareholders attached hereto as Exhibit
(a)(1)(ii). The reason for this recommendation is because of the inherent risks of owning a small investment in a privately held company.



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ITEM 13.  FINANCIAL STATEMENTS.

         a) The financial statements included in the Company's Annual Report to Shareholder as filed with the Securities and Exchange Commission as Exhibit 13 to the Company's Annul Report on Form 10-K for the year ended December 31, 2002 are incorporated herein by reference.

         b) No pro forma financial statements are included in this filing or in any disclosure document to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company's financial condition or results of operations.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         a) No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the tender offer.

         b) Employees of the Company will perform administrative tasks in connection with the tender offer, and they will not be separately compensated for such services.

ITEM 15. ADDITIONAL INFORMATION.

         To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.


ITEM 16.  EXHIBITS.

EXHIBIT NO.                DESCRIPTION

(a)(1)(i)                  Offer to Purchase.

(a)(1)(ii)                 Letter of Transmittal.

(a)(1)(iii)                Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to shareholders from Michael W. Welge, Chairman, President and Chief Financial Officer, dated April 11, 2003.

(a)(5)(i) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(ii)                 Press Release dated April 11, 2003.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2003                  CHESTER BANCORP, INC.

                                       By:   /s/ Michael W. Welge
                                            ------------------------------------
                                           Name:  Michael W. Welge
                                           Title: President and Chief Financial
                                           Officer




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